

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 3, 2010

Via U.S. Mail and Fax
Mr. Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer
Telephone & Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

   Re: **Telephone & Data Systems, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009; and
       Form 10-Q for the Period Ending March 31, 2010
       Filed February 25, 2010 and May 10, 2010
       File No. 1-14157

Dear Mr. Meyers:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director